Exhibit 12.1

6922767 Holding S.à r.l.

Ratio of Earnings to Fixed Charges (Dollars in thousands)

	Successor As at and for the year ended April 30,								Predecessor Period from May 1 to September 15
	2013		2012		2011		2010		2009	2008

Fixed Charges:

Interest, including amortization of deferred financing charges, discounts and other charges	$150,681		$132,871		$153,389		$84,969		$46,416	$30,095

Interest portion of rental payments	94,403		81,084		77,273		70,483		48,959	28,772

Total fixed charges	$245,084		$213,955		$230,662		$155,452		$95,375	$58,867

Loss from continuing operations before income taxes and earnings from equity accounted investees, plus distributed income from equity investees less capitalized interest	$(65,385)		$(33,520)		$(97,142)		$(65,930)		$(714,452)	$(61,125)

Plus: fixed charges (calculated above)	245,084		213,995		230,662		155,452		95,375	58,867

Earnings available to cover fixed charges	$179,699		$180,435		$133,520		$89,522		$(619,077)	$(2,258)

Ratio of earnings to fixed charges	—	(1)	—	(2)	—	(3)	—	(4)	— (5)	— (6)

(1)	Earnings were insufficient to cover fixed charges by $65.4 million for the year ended April 30, 2013.
(2)	Earnings were insufficient to cover fixed charges by $ 33.5 million for the year ended April 30, 2012.
(3)	Earnings were insufficient to cover fixed charges by $ 97.1 million for the year ended April 30, 2011.
(4)	Earnings were insufficient to cover fixed charges by $ 65.9 million for the year ended April 30, 2010.
(5)	Earnings were insufficient to cover fixed charges by $714.5 million for the year ended April 30, 2009.
(6)	Earnings were insufficient to cover fixed charges by $61.1 million for the period from May 1, 2008 to September 15, 2008.